January 28, 2020

Jonathan Truppman
General Counsel
Casper Sleep Inc.
230 Park Avenue South, Floor 13
New York, New York 10003

       Re: Casper Sleep Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 27, 2020
           File No. 333-235874

Dear Mr. Truppman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed January 27, 2020

Summary Consolidated Financial and Other Data, page 21

1. Please enhance your disclosure in footnotes (3) and (4) to clearly show how you are arriving at each pro forma and pro forma as adjusted amount. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.
Capitalization, page 72

2. Please enhance your disclosure to clarify how you determine pro forma and pro forma as adjusted amounts in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts. Your current notes are not descriptive enough to enable investors to calculate the amounts you present.
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
January 28, 2020
Page 2
January 28, 2020 Page 2
FirstName LastName
Dilution, page 76

3. Pro forma net tangible book value is the aggregate amount of your tangible assets less total liabilities. As such, it is not clear why you have included intangible assets in the amount of $871,000 in your calculation of pro forma net tangible book value. Please revise your calculation of pro forma net tangible book value to exclude the amount of your intangible assets and revise the remainder of your calculations related to dilution as needed. Please also enhance your disclosure to comprehensively explain how you derived your pro forma as adjusted net tangible book value and pro forma as adjusted net tangible book value per share as of September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special
Counsel at (202) 551-3754 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Marc Jaffe